(As filed February 6, 2001)
                                                                File No. 70-9323
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post-Effective Amendment No. 3)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                         ALLIANT ENERGY RESOURCES, INC.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                           HEARTLAND PROPERTIES, INC.
                      122 West Washington Avenue, 6th Floor
                            Madison, Wisconsin 53703

      (Names of companies filing this statement and addresses of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              ----------------------------------------------------

                                Edward M. Gleason
                         Vice President - Treasurer and
                               Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)

             ------------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
        Alliant Energy Corporation             Thelen Reid & Priest LLP
       222 West Washington Avenue                40 West 57th Street
        Madison, Wisconsin 53703               New York, New York 10019

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1  Background. Alliant Energy Corporation ("Alliant Energy") is a
          ----------
registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). Its direct and indirect public utility subsidiaries are: Wisconsin Power and Light Company, South Beloit Water, Gas and Electric Company, IES Utilities Inc. and Interstate Power Corporation (collectively the "Operating Companies"). Together, the Operating Companies provide service to approximately 930,000 electric and 398,000 retail gas utility customers in portions of Wisconsin, Iowa, Minnesota and Illinois. Alliant Energy Resources ("AER"), a wholly-owned non-utility subsidiary of Alliant Energy, serves as the holding company for many of Alliant Energy's non-utility businesses and investments. Heartland Properties, Inc. ("Heartland"), an indirect subsidiary of AER, holds, directly and indirectly through subsidiaries of its own, investments in low-income, multi-family housing projects that qualify for Low Income Housing Tax Credits ("LIHTC") under section 42 of the Internal Revenue Code ("Code"). Alliant Energy, AER and Heartland are hereinafter referred to as the "Applicants."

     In its order approving the combination of the Operating Companies under Alliant Energy (then named WPL Holdings, Inc.),1 the Commission determined that Alliant Energy could retain its interest, as a passive investor, in 84 separate LIHTC properties, most of which are located in the Operating Companies' service territory.2 Subsequently, by order dated August 13, 1999 (Holding Company Act


------------------------
1    WPL Holdings, Inc., et al., Holding Company Act Release No. 26856 (Apr. 14,
     --------------------------
     1998) (the "Merger Order").

2 The Commission found that Alliant Energy's ownership of these properties is distinguishable from the facts in an earlier case, Michigan Consolidated
                                                        ---------------------
     Gas. Co. 44 S.E.C. 361 (1970), in which the Commission held that the
     -------
     ownership by a registered holding company of a subsidiary formed to construct low-income housing did not satisfy the standards of Section 11(b)(1) or Section 9(c)(3) of the Act. Merger Order, 66 SEC Docket at 2270-2271.


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


Release No. 27060) in this proceeding (the "1999 Order"), the Commission authorized the Applicants to invest up to $50 million from time to time over a five-year period (through August 13, 2004) to acquire additional limited partnership units in limited partnerships organized specifically to invest in LIHTC properties in the Alliant Energy service territory. The Applicants represented that Heartland would not be the general partner in any partnership, but, consistent with its status as a passive investor, would only be a limited partner. As of December 31, 2000, Heartland had invested approximately $15.5 million of this authorized amount to acquire interests in 7 new LIHTC properties and reacquire the limited partnership interest in a fund that holds 17 existing LIHTC properties, 9 of which are outside the Alliant Energy service territory.3

     1.2  Summary of Requested Modifications. The Applicants are now requesting
          ----------------------------------
that the Commission issue a further order in this proceeding to (1) eliminate the restriction in the 1999 Order that currently limits new LIHTC investments by the Applicants to properties that are located in Alliant Energy's service territory, and (2) permit the Applicants to acquire membership units in limited liability companies ("LLCs") formed to invest in LIHTC properties, provided that any such LLC is managed by an unaffiliated manager and that the rights of an Applicant as a member in the LLC are equivalent to those of a limited partner in a limited partnership. The Applicants are not requesting any other modifications to the 1999 Order. Thus, all future investments in LIHTC properties by the Applicants will be undertaken for the purpose of obtaining the tax credits and will be passive in nature, i.e., the Applicants will not engage in any
                           ----
development efforts or manage any of the properties. Further, as is the case


------------------------
3    See Alliant Energy Corporation, et al., Holding Co. Act Release No. 27198
     --- ----------------------------------
     (July 10, 2000 ) (supplemental order).


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


with each of the Applicants' existing LIHTC investments, each new investment will be self-liquidating; that is, the assets will wind down as the tax credits expire.4

     1.3  Reasons for Requested Modifications.
          -----------------------------------

          1.3.1.  The Service Territory Restriction. In recent merger cases,
                  ---------------------------------
the Commission has permitted new registered holding companies to retain interests in low-income housing projects qualifying for federal tax credits that are located both inside and outside the service areas of those companies. In the first of these cases, Exelon Corporation, Holding Co. Act Release No. 27256
                      ------------------
(Oct. 19, 2000) ("Exelon"), the Commission authorized Exelon Corporation ("Exelon") to retain limited partnership interests in nine different tax credit funds. Each of the funds in turn held a portfolio of partnership interests in low income housing properties located throughout the United States.5 The Commission concluded that these investments were retainable under the standards of Section 11(b)(1) because the investments had been made to obtain the tax credits, Exelon's interest was that of a passive investor, and each investment was self-liquidating, i.e., the assets wind down as the tax credits expire. The
                      ----
Commission followed Exelon in two subsequent cases in permitting the retention of passive investments in LIHTC properties by two other registered holding


------------------------
4 As explained in the original Application, LIHTC's are available in the form of equal annual tax credits that are earned over a ten-year period in the first eleven years of the project, with the first and last years prorated. However, in order for the tax credits to vest, the term of the investment must be for at least fifteen years. Once the credits are vested, an investment is fully recovered; that is, the Applicants' economic return is not dependent upon cash flow from the project or any residual value of the asset.

5 Unlike earlier cases in which the Commission had allowed new registered holding companies, including Alliant Energy, to retain investments in LIHTC properties located primarily in their own service areas, most of the underlying properties held by the nine funds in Exelon were located outside of Exelon's service area.

companies. See NiSource Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000),
           --- -------------
and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

     Each of the LIHTC investments that the Applicants have made pursuant to the 1999 Order satisfies the test for retention under Section 11(b)(1) articulated in Exelon: Each investment was made to obtain the tax credits.6 The Applicants' interest in each case is that of a passive investor (i.e., a limited partner) and neither the Applicants or any affiliate participates in development activities or manages the properties. Lastly, each investment is self-liquidating in the sense that the asset winds down as the tax credits expire.

     The Application in this proceeding was made pursuant to Section 9(c)(3) of the Act, which applies to an acquisition of securities "in the ordinary course of business" of a registered holding company or subsidiary thereof. The Commission has held that Section 9(c)(3) cannot be used "to evade the proscription of Section 11(b)(1) prohibiting the acquisition by a [public] utility company of an interest in a business unrelated to its business."7 Thus, to approve an acquisition under Section 9(c)(3), the Commission must find not only that the acquisition is in the "ordinary course of business" of the applicant, but also that the acquisition of securities is an investment and will not involve the applicant in the ownership and management of a non-utility business.8 In general, the Commission has approved passive investments by registered holding companies in the securities of ventures formed to engage in local economic development activities only where the particular activities are


------------------------
6 Under Alliant Energy's consolidated income tax sharing agreement, Heartland is reimbursed currently for the LIHTCs used by the consolidated group.

7    Michigan Consolidated Company, supra n. 2 at 366.
     -----------------------------  ----- -

8    Central and South West Corporation, Holding Co. Act Release No. 23578 (Jan.
     ----------------------------------
     22, 1985), citing Michigan Consolidated Gas Co., 44 S.E.C. at 366 - 67.
                ------ -----------------------------
undertaken in the holding company's service area.9 However, when the purpose of a proposed investment is solely to obtain tax credits that are available to investors in specified types of activities or assets, the location or situs of the activity or asset has not been considered relevant. Thus, in Central and
                                                                 -----------
South West Corporation, supra n. 8 ("CSW Credit"), the Commission authorized a
----------------------
registered holding company, pursuant to Section 9(c)(3), to invest, as an equity participant, in leveraged equipment lease transactions, where an unaffiliated lease finance company would be responsible for all administrative, management and marketing activities of the venture. The Commission did not place any limitation or restriction on the location of the leased assets, presumably because the purpose of the investments had little or nothing to do with promoting local economic development activity.

     For the reasons articulated in CSW Credit, the Applicants submit that it is appropriate to eliminate the service territory restriction from the 1999 Order. Further, there is no obvious reason why the test for retention of preexisting LIHTC investments, as articulated in Exelon, should be different from the standard applied to new investments under Section 9(c)(3). As indicated, the Applicants' purpose in investing in LIHTC properties is to obtain the tax credits in order to reduce Alliant Energy's federal income tax liability. Thus, the location of the properties should not be a relevant consideration.

          1.3.2  Investments in LLCs. Under the 1999 Order, the Applicants
                 -------------------
are authorized to invest in LIHTC properties only as a limited partner in limited partnerships.


------------------------
9    See e.g., Hope Gas, Inc., Holding Co. Act Release No. 25739 (Jan. 26, 1993)
     --- ----  --------------
     (venture capital partnership designed to provide start-up funds to local enterprises); The Potomac Edison Co., Holding Co. Act Release No. 25312
                   ----------------------
     (May 14, 1991) (for-profit economic development corporation created to stimulate and promote growth and retain jobs). See also Rule 40(a)(5),
                                                    --------
     which, subject to specified dollar limitations, permits registered holding companies and their subsidiaries to acquire the securities of industrial or other enterprises located in the service territory of the acquiring company.

Increasingly, developers of LIHTC projects prefer to organize these ventures as so-called "manager-managed" LLCs, where the rights, obligations and duties of the manager are comparable to those of the general partner in a general partnership, and the rights, obligations and duties of the non-managing members are comparable to those of a limited partner. The Applicants would like the flexibility to invest in new LIHTC ventures formed as manager-managed LLCs, where the full authority and discretion to control the management and day-to-day operations of the venture reside in an unaffiliated manager, subject only to approval by the non-managing members of extraordinary actions, such as replacement of the manager, amending the LLC operating agreement, and liquidating the LLC's assets. Such approval rights would be similar to and no greater than those that are typically given to limited partners under limited partnership agreements.

     Since the date of the 1999 Order, the Commission has, in at least two cases, permitted new registered holding companies to retain passive investments in LIHTC ventures that were organized as manager-managed LLCs.10 In addition, in Alliant Energy Corporation, et al., Holding Co. Act Release No. 27331
   ----------------------------------
(Dec. 29, 2000), the Commission recognized the similarities between the sole manager in a manager-managed LLC and the general partner of a limited partnership in terms of having the exclusive right to manage the business and operations of the LLC. Accordingly, the Applicants request that they be permitted to invest in manager-managed LLCs as well as limited partnerships.


------------------------
10   See NiSource Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000), and
     --- -------------
     CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).
     -----------------

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The estimated fees, commissions and expenses to be incurred in connection with the filing of this Post-Effective Amendment are $3,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     The proposed transaction is subject to Sections 9(c)(3) and 32(h)(4) of the Act and Rule 54 thereunder. The standards of Section 9(c)(3) were addressed in the original Application in this proceeding and in Item 1 of this Post-Effective Amendment.

     Rule 54 Analysis. Rule 54 provides that, in determining whether to approve
     ----------------
any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at September 30, 2000 was $202 million, or about 16% of Alliant Energy's "consolidated retained earnings" ($1.263 million for the four quarters ended September 30, 2000 as defined in Rule 53(a)(1)(ii) and including Alliant Energy's accumulated other comprehensive income). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Operating Companies' personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is by its terms inapplicable, as the proposed transaction does not involve the issuance of securities to finance an investment in any EWG.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE.
          ---------

     The Applicants request that the Commission's supplemental order in this proceeding be issued as soon as is permitted by the Rules and that there be no 30-day waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective. The Applicants submit that it is unnecessary for the Commission publish a notice of this Post-Effective Amendment, as the modifications proposed herein are not material. The Applicants hereby waive a recommended decision by a hearing or other responsible officer of the Commission and consent that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order with respect to this matter unless such Division opposes the matters covered hereby.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     (a)  Exhibits
          --------

          (No additional exhibits filed herewith)

     (b)  Financial Statements.
          --------------------

          1. Balance Sheet of Alliant Energy and consolidated subsidiaries, as of September 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the period ended September 30, 2000) (File No. 1-9894).

          2. Statement of Income of Alliant Energy and consolidated subsidiaries for the nine months ended September 30, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the period ended September 30, 2000) (File No. 1-9894).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Post-Effective Amendment involves a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The proposals contained herein will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the proposals contained herein.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION
                                        ALLIANT ENERGY RESOURCES, INC.


                                        By:  /s/ Edward M. Gleason
                                           ------------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President - Treasurer and
                                               Corporate Secretary


                                        HEARTLAND PROPERTIES, INC.


                                        By:  /s/ Ruth A. Domack
                                           ------------------------------------
                                        Name:  Ruth A. Domack
                                        Title: President

Date:  February 6, 2001


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